EXHIBIT 99.50

July 7, 2011	News Release 11-23

Brucejack’s Valley of the Kings Zone Drilling Confirms Continuity of High-Grade Gold

Vancouver, British Columbia July 7, 2011; TSX:PVG) - Pretium Resources Inc. (“Pretivm”) is pleased to report that initial results from the 2011 drill program at its Brucejack Project confirm the continuity of high-grade gold mineralization in the Valley of the Kings Zone, and drilling continues to intersect visible gold. (See Table 1 for the initial 2011 results from all zones drilled to date.)

Valley of the Kings Zone

Drilling is demonstrating that high-grade gold mineralization in the Valley of the Kings Zone extends from surface to depths in excess of 500 meters.  Selected drill highlights include:

•	Hole SU-113 intersected 1.5 meters with uncut grades of 259 grams of gold and 181 grams of silver per tonne (4.9 feet averaging 7.6 ounces gold and 5.3 ounces of silver per ton);
•
Hole SU-115 (previously reported) intersected 0.6 meters with uncut grades of 18,755 grams of gold and 9,312 grams of silver per tonne (2.0 feet averaging 547.1 ounces gold and 271.6 ounces of silver per ton), 1.3 meters with uncut grades of 1,005 grams of gold and 577 grams of silver per tonne (4.2 feet averaging 29.3 ounces gold and 16.8 ounces of silver per ton), and 0.5 meters with uncut grades of 4,209 grams of gold and 2,040 grams of silver per tonne (1.6 feet averaging 122.8 ounces gold and 59.5 ounces of silver per ton);

•
Hole SU-122 intersected 0.5 meters with uncut grades of 507 grams of gold and 153 grams of silver per tonne (1.6 feet averaging 14.8 ounces gold and 4.5 ounces of silver per ton), 1.0 meter with uncut grades of 164 grams of gold and 74 grams of silver per tonne (3.3 feet averaging 4.8 ounces gold and 2.2 ounces of silver per ton) and 1.0 meter with uncut grades of 560 grams of gold and 1,070 grams of silver per tonne (3.3 feet averaging 16.3 ounces gold and 31.2 ounces of silver per ton);

•	Hole SU-128 intersected 1.5 meters with uncut grades of 162 grams of gold and 78.3 grams of silver per tonne (4.9 feet averaging 4.7 ounces gold and 2.3 ounces of silver per ton).

Eleven separate vein intersections in the Valley of the Kings Zone (from the eight holes reported in this release) have assay results higher than the grade cap of 130 grams per tonne gold used in the current Brucejack higher grade mineral resource estimate (see news release dated February 22, 2011).

Project geologists are successfully projecting the continuity of vein intersections in the Valley of the Kings Zone using geological interpretation and visible markers.  Up to five of the eight drills at Brucejack will continue to test the Valley of the Kings Zone for additional high-grade gold veins by drilling along strike and to depth.

Bridge Zone

Results from holes SU-117 and SU-125 demonstrate that the Bridge Zone also hosts high-grade gold structures.  As a result, Pretivm has two drills currently following-up on this high-grade mineralization.

•	Hole SU-117 intersected 1.5 meters with uncut grades of 208 grams of gold and 168 grams of silver per tonne (4.9 feet averaging 6.1 ounces gold and 4.9 ounces of silver per ton);
•	Hole SU-125 intersected 1.0 meter with uncut grades of 458 grams of gold and 240 grams of silver per tonne (3.3 feet averaging 13.4 ounces gold and 7.0 ounces of silver per ton).

Waterloo Zone

The Waterloo Zone is located immediately west of the Valley of the Kings Zone on the west side of the Brucejack Fault.  Hole SU-112 intersected 73.5 meters grading 1.3 grams per tonne gold and 5.3 grams per tonne silver, including 28.5 meters grading 1.9 grams per tonne gold and 6.8 grams per tonne silver. This long interval of low-grade mineralization demonstrates the potential for additional gold mineralization on the west side of the Brucejack Fault.

Based on the success to date, Pretivm will accelerate its project activities at Brucejack, as well as increase the meterage in the 2011 drill program.

Table 1: Brucejack Project Drill Results, July 2011 (Holes SU-111 to SU-128)(1)

Hole No.	Collar Coords.	Dip/ Azimuth		From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping(2)
Valley of the Kings Zone
SU-113	6257909N 426349E	-47/ 360		143.0	184.0	41.0	6.6	15.8	1 Au assay cut
			Incl.	143.0	144.5	1.5	259.0	181.0	uncut
			Incl.	174.4	175.2	0.8	49.2	24.5	uncut
				335.5	356.5	21	1.2	3.8
SU-114	6257876N 426403E	-50/ 360		128.0	156.5	28.5	1.1	7.2
				212.0	213.5	1.5	5.6	25.3
				328.5	329.8	1.3	18.2	21.8
SU-115(3)	6258015N 426455E	-50/ 180		58.5	79.5	21.0	17.0	152.1	3 Au assays cut, 1 Ag assay cut
			Incl.	60.6	61.2	0.6	18,754.5	9,312.0	uncut
			Incl.	61.2	62.5	1.3	1,005.3	577.3	uncut
			Incl.	76.1	76.6	0.5	4,209.3	2,039.7	uncut
				107.0	149.0	42.0	0.8	11.1
SU-119	6258015N 426455E	-65/ 180		40.75	71.25	30.5	3.0	8.7	1 Au assay cut
			Incl.	40.75	41.25	0.5	252.0	107.0	uncut

Hole No.	Collar Coords.	Dip/ Azimuth		From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping(2)
				164.5	203.0	38.5	6.2	5.9	1 Au assay cut
			Incl.	173.0	174.5	1.5	140.0	61.3	uncut
				306.5	308	1.5	5.08	19.2
SU-120	6257909N 426349E	-59/ 360		157.0	163.0	6.0	2.3	9.8
				347.0	368.0	21.0	10.7	15.4
			Incl.	347.0	348.5	1.5	117.5	158.0	uncut
SU-122	6257877N 426403E	-65/ 360		139.5	179.7	40.2	1.1	6.4
				213.5	241.5	28.0	9.9	13.4	1 Au assay cut
			Incl.	226.1	226.6	0.5	507.0	153.0	uncut
			Incl.	240.0	241.5	1.5	95.4	46.8	uncut
				341.0	346.0	5.0	52.5	231.2	2 Au assays cut
				341.0	342.0	1.0	164.0	74.1	uncut
				345.0	346.0	1.0	560.0	1070	uncut
SU-127	6258015N 426455E	-44/ 180		58.5	73.5	15.0	7.2	12.0	1 Au assay cut
				64.4	65.0	0.6	163.5	98.6	uncut
SU-128	6257977N 426403E	-50/ 360		15.0	26.5	11.5	22.2	42.0	1 Au assay cut
			Incl.	25.0	26.5	1.5	162.0	78.3	uncut
				40.0	56.0	16.0	1.1	7.0
				78.4	95.0	16.6	1.4	26.0
				261.5	278.0	16.5	6.5	8.6
			Incl.	263.0	264.5	1.5	61.9	37.3
Bridge Zone
SU-117	6257575N 426423E	-50/ 360		6.5	26	19.5	1.5	3.4
				113.5	119.5	6.0	5.8	26.1
			Incl.	118.0	119.5	1.5	15.9	72.6
				260.5	262.0	1.5	7.6	7.8
				280.0	281.5	1.5	208.0	168.0	uncut
				395.0	396.5	1.5	37.2	28.3
				395.0	404.0	9.0	6.8	5.8
			Incl.	395.0	396.5	1.5	37.2	28.3
SU-125	6257362N 426431E	-50/ 360		89.0	100.0	11.0	16.1	31.3	1 Au assay cut
			Incl.	96.5	97.5	1.0	458.0	240.0	uncut
				265.5	267.0	1.5	5.2	6.4
West Zone
SU-121	6258747N 426698E	-50/ 225		193.0	247.5	54.5	3.3	96.7
			Incl.	201.0	215.5	14.5	9.3	275.1
				292.0	380.0	88.0	1.0	8.5
			Incl.	333.4	335.0	1.6	12.2	32.5

Hole No.	Collar Coords.	Dip/ Azimuth		From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping(2)
SU-123	6258295N 426767E	-50/ 225	Assays pending
Galena Hill Zone
SU-111	6258295N 426918E	-50/ 180		20.0	27.5	7.5	1.5	7.1
				66.5	98.5	32.0	0.8	14.0
SU-116	625338N 426866E	-50/ 180		7.5	33.0	25.5	3.9	42.9
			Incl.	18.5	21.5	3.0	25.5	42.1
				109.0	128.5	19.5	1.6	26.2
Gossan Hill Zone
SU-118	6259317N 426623E	-52/ 180		2.1	8.0	5.9	1.3	5.1
SU-124	6259456N 426532E	-50/ 180		70.0	71.5	1.5	9.4	4.2
				213.0	225.0	12.0	1.5	21.9
SU-126	6259424N 426627E	-50/ 180		9.5	14.0	4.5	5.2	5.8
				129.0	130.5	1.5	19.8	11.0
				235.1	263.5	28.4	1.1	24.8
Waterloo Zone
SU-112	6258097N 425990E	-50/ 45		45.5	119.0	73.5	1.3	5.3
			Incl.	72.5	101.0	28.5	1.9	6.8
(1)True thickness to be determined.
(2)All gold assays over 130 g/t were cut to 130 g/t and all silver assays over 2,100 g/t were cut to 2,100 g/t
(3)Previously reported
All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 10 samples was blank, one in 20 was a standard sample, and differing one in 20 samples was a field duplicate one-quarter split core assayed at ALS Chemex in Vancouver, B.C.

Assay results for completed drilling will be reported as they are received over the course of the 2011 drilling season.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the Qualified Person (QP) responsible for the Brucejack Project exploration program.

About Pretivm

Pretivm is creating value through gold at its advanced-staged exploration projects Brucejack and Snowfield, located in northern British Columbia. Pretivm is advancing the high-grade, underground gold opportunity at Brucejack and the open pit opportunities at both Brucejack and Snowfield.  The combined bulk tonnage resource at Brucejack and Snowfield, one of the largest in North America, comprises over 34 million ounces of measured and indicated gold resources and 22 million ounces of inferred gold resources; and 192 million ounces of measured and indicated silver resources and 202 million ounces of inferred silver resources.  Details on the mineral resources at Pretivm’s Brucejack and Snowfield projects are available at www.pretivm.com.

For further information, please contact:

Robert  Quartermain
President and Chief Executive Officer

Pretium Resources Inc.
570 Granville Street, Suite 1600
Vancouver, BC V6C 3P1
(604)558-1784
invest@pretivm.com
www.pretivm.com
(SEDAR filings: Pretium Resources Inc.)
Michelle Romero Investor Relations Director

Forward Looking Statement

This Press Release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information may include, but is not limited to, information with respect to our plans, costs and timing for future exploration (including updated resource estimates) and development activities, results of future exploration, timing and receipt of approvals, consents and permits under applicable legislation, production and developments in our operations in future periods and adequacy of financial resources.  Wherever possible, words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “anticipate” or “does not anticipate”, “believe”, “intend” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information.

Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's final short-form prospectus dated April 4, 2011 filed on SEDAR at www.sedar.com. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

The TSX has neither approved nor disapproved of the information contained herein.